Exhibit 4.5

Execution Version

SHAREHOLDERS AGREEMENT

This SHAREHOLDERS AGREEMENT (as the same may be amended from time to time in accordance with its terms, the “Agreement”) is entered into as April 29, 2021, by and among Inter Platform, Inc., an exempted company formed under the laws of the Cayman Islands (the “Company”), and its members Costellis International Limited, a BVI Business Company formed under the laws of the British Virgin Islands (“Costellis”), and Hottaire International Limited, a BVI Business Company formed under the laws of the British Virgin Islands (“Hottaire”).

W I T N E S S E T H:

WHEREAS, on January 26, 2021, the Company was incorporated as an exempted company under the laws of the Cayman Islands in order to hold the equity interests of Costellis and Hottaire in Inter Holding Financeira S.A. (“HoldFin”), a Brazilian financial holding company that controls Banco Inter S.A.

WHEREAS, on the date hereof, in furtherance of the foregoing, the Company approved a capital increase through (i) the contribution by Costellis to the Company of the Costellis Contributed Assets (as defined below) in exchange  for the issuance of an agreed upon number of Company Shares (as defined below) and (ii) the contribution by Hottaire to the Company of the Hottaire Contributed Assets (as defined below) in exchange for the issuance of an agreed upon number of Company Shares.

WHEREAS, as a condition to entering into the Contribution Agreement (as defined below), Costellis, Hottaire and the Company have agreed to enter into this Agreement to establish the mechanism for distribution of the Contributed Assets (as defined below) to the Members (as defined below) in case of winding-up or dissolution of the Company, whether voluntary or involuntary or for the purposes of a reorganization or otherwise, bankruptcy or upon any distribution of capital of the Company.

NOW, THEREFORE, in consideration of the covenants and agreements contained herein, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1As used in this Agreement, the following terms have the following meanings:

(a)

“Capital Increase” means the capital increase of the Company, as approved by a director resolution dated as of date hereof, through the contribution of the Contributed Assets by Costellis and Hottaire pursuant to the Contribution Agreement.

(b)	“Contributed Assets” means, collectively, the Costellis Contributed Assets and the Hottaire Contributed Assets.
(c)	“Contribution Agreement” means the contribution agreement dated as of the date hereof, by and among the Company, Costellis and Hottaire, to effect the Capital Increase.
(d)	“Company Share” means each common share and each preferred share of the Company’s capital.
(e)

“Costellis Contributed Assets” means 218,855,124 common shares of HoldFin and 18,385,322 preferred shares of HoldFin, each as contributed by Costellis to the Company in exchange for an agreed upon number of Company Shares pursuant to the Contribution Agreement.

(f)

“Hottaire Contributed Assets” means 11,000,000 common shares of HoldFin and 22,000,000 preferred shares of HoldFin, each as contributed by Hottaire to the Company in exchange for an agreed upon number of Company Shares pursuant to the Contribution Agreement.

(g)	“Member” means each of Costellis, Hottaire and any other entity that becomes a party to this Agreement, subject to Article 3 hereof.
(h)	“Memorandum & Articles of Association” means the Memorandum & Articles of Association of the Company, as in effect from time to time.

ARTICLE 2

Distribution of Contributed Assets

Section 2.1In the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purposes of a reorganization or otherwise, bankruptcy or upon any distribution of capital, the Contributed Assets shall be distributed to the Members in a manner such that (i) Costellis shall receive the Costellis Contributed Assets, and (ii) Hottaire shall receive the Hottaire Contributed Assets, in each case, in addition to any other assets the Members would be entitled to receive in connection with such winding up, dissolution or distribution of capital, pursuant to the Memorandum & Articles of Association.

Section 2.2If the assets available for distribution among the Members shall be insufficient to permit a distribution as contemplated in Section 2.1, or in any case of partial dissolution or distribution of capital, the Contributed Asses shall be distributed, to the greatest extent permitted by law, in a manner such that Costellis and Hottaire receive the same proportion of common shares of HoldFin and the same proportion of preferred shares of HoldFin that were contributed by each of them in connection with the Capital Increase.

Section 2.3Any distribution of the Contributed Assets in any manner inconsistent with the terms of this Agreement shall be null and void. If any Member receives any distribution of common shares of HoldFin or preferred shares of HoldFin in contravention of this Agreement, such Member shall hold any common share of HoldFin or preferred share of HoldFin received in excess of the number of shares it would be otherwise entitled to pursuant to Section 2.1 or 2.2 above in trust for the benefit of the other Member, and shall promptly take all measures necessary to have such shares transferred to the other Member.

Section 2.4Each of the Company, Costellis and Hottaire agrees, to the fullest extent permitted by applicable law (including with respect to any applicable fiduciary duties under Cayman Islands law), to take all actions (to the extent such actions are permitted by law) necessary to effectuate the distribution established in this Agreement, including (i) voting or providing a written consent or proxy with respect to its Company Shares, (ii) causing the adoption of shareholders’ or director’s resolutions and amendments to the Memorandum & Articles of Association, (iii) executing agreements and instruments, and (iv) making, or causing to be made, with governmental, administrative or regulatory authorities, all filings, registrations or similar actions that are required to effectuate the distribution established in this Agreement.

ARTICLE 3

Transfer of Company Shares

Section 3.1No issue, sale, lease, transfer, assignment, conveyance or other disposition of Company Shares (each, a “Transfer”) by the Company or any Member shall be permitted, and no such Transfer shall be approved by the Directors (as defined in the Memorandum & Articles of Association) or registered in the Company register, unless the transferee shall agree in writing to become party to, and be bound to the same extent as its transferor by the terms of this Agreement; provided that upon such Transfer, such transferee shall be deemed to be a “Member” hereto for all purposes herein. Nothing in this Article 3 shall limit the Directors’ discretion to decline to register any transfer of Company Shares pursuant to Article 7 of the Articles of Association.

ARTICLE 4

Miscellaneous

Section 4.1This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors and legal representatives.

Section 4.2This Agreement shall terminate on the earlier to occur of: (i) a written instrument executed by the parties hereto providing for the termination of this Agreement, and (ii) consummation of an initial public offering of any share class issued by the Company or any other transaction that results in the listing of any share class issued by the Company on a U.S. national securities exchange.

Section 4.3All notices, requests and other communications to any party shall be in writing and shall be delivered in person, mailed by certified or registered mail, return receipt requested, or sent by or email transmission so long as receipt of such email is requested and received:

If to the Company to:

Joao Vitor Nazareth Menin Teixeira de Souza

Av. Barbacena, 1219 – Santo Agostinho

Belo Horizonte I MG I Brazil

CEP 30190-131

Email: jvitor@bancointer.com.br

With Copy to

Ana Luiza Vieira Franco Forattini

Av. Barbacena, 1219 – Santo Agostinho

Belo Horizonte I MG I Brazil

CEP 30190-131

ana.franco@bancointer.com.br

If to the Costellis to:

Joao Vitor Nazareth Menin Teixeira de Souza

Av. Barbacena, 1219 – Santo Agostinho

Belo Horizonte I MG I Brazil

CEP 30190-131

Email: ivitor@bancointer.com.br

If to the Hottaire to:

Jose Felipe Diniz

Enderego: Av. Barbacena, 1219 - Santo Agostinho

Belo Horizonte I MG I Brazil

CEP 30190-131

Email: jfelipenet@uol.com.br

Section 4.4This Agreement may be amended, waived or otherwise modified only by a written instrument executed by the parties hereto. In addition, any party may waive any provision of this Agreement with respect to itself by an instrument in writing executed by the party against whom the waiver is to be effective. Except as provided in the preceding sentences, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, will be deemed to constitute a waiver by the party taking such action of compliance with any covenants or agreements contained herein. The waiver by any party hereto of a breach of any provision of this Agreement will not operate or be construed as a waiver of any subsequent breach.

Section 4.5Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Cayman Islands.

Section 4.6Each party hereto submits to the non-exclusive jurisdiction of the Cayman Islands courts for the purpose of any action arising out of or in relation to this Agreement. Each party agrees that, in any such action, it will not contest jurisdiction on the grounds that the Cayman Islands courts are an inconvenient forum or otherwise.

Section 4.7Each party hereto acknowledges that the remedies at law of the other parties for a breach or threatened breach of this Agreement would be inadequate and, in recognition of this fact, any party to this Agreement, without posting any bond, and in addition to all other remedies that may be available, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may then be available.

Section 4.8This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective on the date hereof.

Section 4.9This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein. This Agreement supersedes all other prior agreements and understandings between the parties with respect to such subject matter.

Section 4.10If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 4.11Sections 8 and 19(3) of the Electronic Transactions Act (As Revised) shall n t apply to this Agreement.

Section 4.12Section 4.12 A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act, 2014, as amended, modified, re-enacted or replaced, to enforce any term of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

EXECUTED by
Costellis International Limited	/s/ João Vitor Nazareth Menin Teixeira de Souza
Name: João Vitor Nazareth Menin Teixeira de Souza
Title: Director

EXECUTED by
Hottaire International Limited	/s/ Jose Felipe Diniz
Name: Jose Felipe Diniz
Title: Director

EXECUTED by
Inter Platform, Inc.	/s/ João Vitor Nazareth Menin Teixeira de Souza
Name: João Vitor Nazareth Menin Teixeira de Souza
Title: Director